Exhibit 99.1

Alexco Mails Information Circular and Announces Changes to the Executive and Board of Directors

VANCOUVER, May 2, 2017 /CNW/ - Alexco Resource Corp. ("Alexco") (NYSE-MKT:AXU, TSX:AXR) is pleased to announce that it has mailed a notice of meeting and management information circular to the shareholders of record as of April 25, 2017 in connection with its Annual General Meeting of shareholders to be held at Suite 1165, Two Bentall Centre, 555 Burrard Street, Vancouver, British Columbia, on Thursday, June 8, 2017, at 1:30 p.m. Pacific time. In addition, Alexco announces changes to the executive and Board of Directors (the "Board").

Alexco encourages shareholders to read the meeting materials, which have been filed on SEDAR (www.sedar.com) and the Company's website at www.alexcoresource.com on the Annual General Meeting page.

The Board of Alexco recommends that shareholders vote in favour of all proposed items.

HOW TO VOTE

Registered Holders are asked to return their proxies by June 6, 2017 at 1:30 p.m. (Pacific Time) using one of the following methods:

INTERNET:	Vote online at www.investorvote.com using the control number located on the bottom left hand side of the proxy.

TELEPHONE:	Call 1-866-732-VOTE (8683) toll free.

MAIL:	Complete, date and sign the form of proxy and return it using the envelope enclosed to: Computershare Investor Services Inc. 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1

Beneficial Holders are asked to vote by June 5, 2017 at 1:30 p.m. (Pacific Time) using one of the following methods:

INTERNET:	Vote online at www.proxyvote.com using the control number located on the voting instruction form.

TELEPHONE:	Canada:	Call 1-800-474-7493 (ENGLISH) OR 1-800-474-7501 (FRENCH).
	United States:	Call 1-800-454-8683

MAIL:	Complete, date and sign the voting instruction form and return it in the return envelope enclosed.

Your vote is important regardless of the number of shares you own.

Changes to Executive and Board

Effective April 27, 2017, the following changes were made at the executive and Board to reallocate duties and responsibilities among the team. The individual members of the senior executive team and Board remain the same.

•	Clynton Nauman was appointed Alexco's Executive Chairman and Chief Executive Officer;
•	Brad Thrall was appointed President of Alexco; and
•	Richard Zimmer was appointed Lead Director of Alexco.

Please visit the Alexco website at www.alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the timing of activities and reports.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2017/02/c7936.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Executive Chairman and Chief Executive Officer; Michael Clark, Chief Financial Officer; Phone: (604) 633-4888, Email: info@alexcoresource.com

CO: Alexco Resource Corp.

CNW 19:30e 02-MAY-17